ADIRA ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Shareholders

to be held on April 13, 2011

March 15, 2011

ADIRA ENERGY LTD.

INVITATION TO SHAREHOLDERS

Dear Shareholder:

     On behalf of the board of directors, management and employees, we invite you to attend the Adira Energy Ltd. (the “Corporation”) Annual and Special Meeting of Shareholders on April 13, 2011 (the “Meeting”).

     The items of business to be considered at this Meeting are described in the Notice of Annual and Special Meeting and the accompanying management information circular. Your vote is important regardless of the number of common shares in the Corporation (“Common Shares”) you own. Whether or not you are able to attend, if you are a registered holder, we urge you to complete the enclosed management form of proxy and return it in the prepaid envelope or using any one of the methods described on the form of proxy by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you hold your Common Shares through a broker or an intermediary, we urge you to complete the applicable management voting instruction form or provide your voting instructions by other acceptable methods.

     During the Meeting, we will review the existing operations of the Corporation and the Corporation’s plans for the future. You will also have an opportunity to ask questions, and to meet your directors and officers.

     We look forward to seeing you at the Meeting.

Sincerely,

(Signed) DENNIS BENNIE
Chairman of the Board

ADIRA ENERGY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Adira Energy Ltd. (the “Corporation”) will be held at the office of Aird & Berlis LLP, Barristers and Solicitors, Brookfield Place, Suite 1800, 181 Bay Street, Toronto, ON Canada M5J 2T9, on April 13, 2011 at the hour of 9:00 a.m. (Toronto time), for the following purposes:

(a)	To receive the consolidated audited annual financial statements of the Corporation for the year ended September 30, 2010 and the report of the auditors thereon.

(b)	To consider, and if deemed advisable, to pass the resolution electing the directors named in the accompanying management information circular (“Information Circular”) of the Corporation.

(c)	To appoint the auditors and to authorize the directors to fix their remuneration.

(d)	To consider, and if deemed advisable, to pass the resolution approving the Corporation’s stock option plan (the full text of which is reproduced as Appendix “A” to the Information Circular).

(e)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

     Shareholders of record as at the close of business on Friday, March 11, 2011, will be entitled to notice of and to vote at the Meeting.

     A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular.

     Copies of: (a) this notice of annual and special meeting of shareholders, (b) the Information Circular, and (c) a Management form of proxy and instructions in relation thereto (the “Management Proxy”) may be obtained at the following office: 120 Adelaide St. West, Suite 1204, Toronto, ON, Canada M5H 1T1 or will be sent to a shareholder without charge upon request by calling (416) 250-1955.

     DATED the 15th day of March, 2011.

By Order of the Board of Directors

(Signed) DENNIS BENNIE
Chairman of the Board

NOTE: If you are the holder of Common Shares, kindly fill in, date, sign and return, in the addressed prepaid envelope provided for that purpose, the enclosed Management Proxy in respect of the Common Shares owned by you and deliver the completed Management Proxy in the addressed prepaid envelope provided or deposited at the offices of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not to arrive later than 9:00 a.m. (Toronto time) on Monday, April 11, 2011, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the Management Proxy is to be used. Management Proxies may not be deposited with the chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Registered shareholders may also vote by telephone or over the Internet. Instructions on how to vote by telephone or over the Internet are provided in the Information Circular and Management Proxy enclosed. Non-registered shareholders should follow the instructions on how to complete their voting instruction form or form of proxy and vote their shares on the Management forms that they receive or contact their broker, trustee, financial institution or other nominee.

ADIRA ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

     This management information circular (the “Information Circular”) is furnished in connection with the solicitation by management (“Management”) of Adira Energy Ltd. (the “Corporation”), of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (each a “Shareholder” and collectively, the “Shareholders”) to be held at office of Aird & Berlis LLP, Barristers and Solicitors, Brookfield Place, Suite 1800, 181 Bay Street, Toronto, ON Canada M5J 2T9 on April 13, 2011 at 9:00 a.m. (Toronto time), for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice”). Except as otherwise indicated, information herein is given as at March 15, 2011. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees or agents of the Corporation. The cost of solicitation will be borne by the Corporation.

     In this Information Circular, all references to dollar amounts are to Canadian dollars, unless otherwise specified. In addition, information contained in this Information Circular dated prior to or otherwise related to a period of time prior to August 30, 2009 is not known by Management and is based upon information available on the public record.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed management form of proxy (“Management Proxy”) are both directors of the Corporation, respectively, and one is also the Executive Vice-President of the Corporation. Registered Shareholders (each a “Registered Shareholder”) have the right to appoint a person to attend and act for him, her or its and on his, her or its behalf at the Meeting other than the persons named above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a Shareholder, or by completing another proper form of proxy. In either case, as a Registered Holder you can choose from three different ways to vote your common shares in the capital of the Corporation (“Common Shares”) by proxy: (a) by mail or delivery in the addressed prepaid envelope provided or deposited at the offices of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not to arrive later than 9:00 a.m. (Toronto time) on Monday, April 11, 2011, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; (b) by telephone (toll free) at 1-866-732-VOTE (8683); or (c) on the internet at www.investorvote.com.

     In addition to revocation in any other manner permitted by law, a proxy may be revoked by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare, on behalf of the Corporation, so it is received by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment thereof; or (b) providing an instrument in writing to the chair of the Meeting, at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

     The persons named in the Management Proxy will vote for, withhold from voting or vote against, as the case may be, the Common Shares in respect of which he is appointed as proxy in accordance with the direction of the Shareholder appointing him. In the event that a Shareholder does not specify in his, her or its instrument of proxy that the named Management Proxy is required to vote for, to withhold from voting or vote against, as applicable, in respect of the matters to be considered at the Meeting, the Common Shares represented by such proxy shall be voted FOR each of the matters referred to therein.

     The Management Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the time of printing this Information Circular, neither Management nor the directors of the Corporation (each a “Director” and collectively, the “Directors”) are aware of any amendments, variations or other matters intended to come before the Meeting other than those items of business set forth in the attached Notice. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the Management Proxy to vote on such other business in accordance with his judgment.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

     Information set forth in this section is important to persons other than Registered Holders. Only Registered Holders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder (a “Beneficial Holder”) are registered either:

(a)

in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited (“CDS”)).

     In accordance with Canadian securities law, the Corporation has distributed copies of the Notice, this Information Circular and the Management Proxy (collectively, the “Meeting Materials”) to CDS and intermediaries for onward distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them.

     Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of shareholders’ meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Beneficial Owners will receive either a Management voting instruction form or, less frequently, a Management Proxy. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to Registered Holders. However, its purpose is limited to instructing the Registered Holder how to vote on behalf of the Beneficial Holder. Beneficial Holders should follow the procedures set out below, depending on which type of form they receive.

(a)

Management Voting Instruction Form. In most cases, a Beneficial Holder will receive, as part of the Meeting Materials, a Management voting instruction form. If the Beneficial Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder’s behalf), the Management voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Beneficial Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder’s behalf), the Beneficial Holder must complete, sign and return the Management voting instruction form in accordance with the directions provided, together with a form of proxy giving the right to attend and vote.

(b)

Management Proxy. Less frequently, a Beneficial Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Beneficial Holder but which is otherwise uncompleted. If the Beneficial Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Beneficial Holder must complete the Management Proxy and deposit it with Computershare, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. If a Beneficial Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder’s behalf), the Beneficial Holder must strike out the names of the persons named in the Management Proxy and insert the Beneficial Holder’s (or such other person’s) name in the blank space provided and return to Computershare as described above.

     Most brokers now delegate responsibility for obtaining instructions from clients (i.e. Beneficial Holders) to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails voting instruction forms or proxy forms, to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Common Shares to be represented at the Meeting. A Beneficial Holder receiving a voting instruction form or proxy form from Broadridge, cannot use that voting instruction form or proxy form to vote Common Shares directly at the Meeting. A voting instruction form or proxy form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. The cost of solicitation by Broadridge will be borne by the Corporation.

     Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the Registered Holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Registered Holder should enter their own names in the blank space on the Management voting instruction form or form of proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting in order to have the Common Shares voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

     The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed as the close of business on Friday, March 11, 2011 (the “Record Date”). As of the Record Date, 100,623,872 Common Shares, each carrying the right to one vote per Common Share at the Meeting, were issued and outstanding. The Corporation will prepare a list of holders of Common Shares as of such Record Date. Each Shareholder named in the list will be entitled to one vote per Common Share shown opposite his or her name on the said list.

     To the knowledge of Management and the Directors, as at the date hereof, the only persons who beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the issued and outstanding Common Shares of the Corporation are as follows:

	Number of Shares Owned (Percentage of Class and Type of Ownership)
Name	Common Shares(1)	Percentage of Voting Rights
Quantum Partners LP	10,483,871	10.42%

Note:
(1)	The shareholdings are based upon information available on the public record.

     Your vote is important regardless of the number of Common Shares you own. Whether or not you are able to attend, if you are a Registered Holder, we urge you to complete the enclosed Management Proxy and return it in the envelope provided by no later than 9:00 a.m. (Toronto time) on Monday, April 11, 2011. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you hold your Common Shares through a broker or an intermediary, we urge you to complete the applicable Management voting instruction form or provide your voting instructions by other acceptable methods.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Election of Directors

     The articles of incorporation provide that the board of directors (the “Board”) of the Corporation consist of a minimum of 3 Directors. The number of Directors of the Corporation is currently set at six.

     The Board annually assess the competence and skills of it members and works together with Management to recommend nominees for election to the Board for consideration and approval. The nominees are, in the opinion of the Board, well qualified to act as Directors for the coming year. Each nominee has established his eligibility and willingness to serve as Director, if elected. Each duly elected Director will hold office until the next annual meeting of Shareholders or until a successor is duly elected, unless his or her office is earlier vacated in accordance with the articles of the Corporation.

     To the knowledge of the Corporation, no Director is, or has been in the last ten (10) years, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity: (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Corporation, in the past ten (10) years, no Director has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director.

     The following chart sets out the names and residence location of each person proposed to be nominated for election as a Director; all other positions and offices with the Corporation; the date on which the Director was first elected; the Director’s period or periods of service as a Director; their principal occupations and their occupations for the previous five years; committee memberships in the Corporation; and the approximate number of securities of the Corporation, beneficially owned by each Director or over which such Director exercises control or direction as at the Record Date.1

     Management and the Directors do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Management Proxy reserve the right to vote FOR another nominee in their discretion.

Name and	Position in the	Date First	Period of	Number of	Present
Residence	Corporation	Elected	Service	Securities Held	Principal
Occupation

Dennis Bennie(1)(2) Ontario, Canada	Chairman of the Board and Director	August 2009	18 months	6,161,068 common shares 746,000 options 225,200 warrants	General Partner, XDL Capital Group

Alan Friedman Ontario, Canada	Executive Vice- President and Director	August 2009	18 months	4,954,100 common shares 1,046,000 options	President & CEO, Rivonia Capital Inc.

Yael Reznik- Cramer Lapid, Israel	Director, Interim CEO	January 2011	2 months	100,000 options	VP Business Development BRM Group Ltd. (“BRM”)

Eli Barkat Tel-Aviv, Israel	Director	January 2011	2 months	100,000 options 6,101,750 warrants	Chairman and CEO, BRM Group Ltd.

Colin Kinley(2) Overland Park, KS, USA	President and Chief Operating Officer	December 2009	14 months	1,700,000 options 50,000 common shares 25,000 warrants	CEO of Kinley Exploration LLC

Sheldon Inwentash Ontario, Canada	Director	Proposed	N/A	3,678,000 Common Shares(3) 1,500,000 Warrants(3) Brownstone owns: 2,000,000 Common Shares 1,000,000 Warrants	Chairman and CEO of Pinetree Capital Ltd.

Notes:
(1)	Member of the Audit Committee.

(2)	Member of Compensation Committee.

1

The information relating to each Director having been subject to a cease trade order or bankruptcy, and each Director’s shareholdings and biography is not known by Management. All such information was provided to the Corporation by each Director, respectively.

(3)

The number of Common Shares and Warrants reflected in the table above includes Common Shares and Warrants that Mr. Inwentash owns directly and over which Mr. Inwentash indirectly has control or direction through Brownstone Energy Inc.

The following is biographical information on each of the persons listed above:

Mr. Dennis Bennie, Chairman of the Board. Mr. Bennie became Chairman and a director of the Corporation on August 31, 2009. Prior thereto, Mr. Bennie was a founding member of Adira Energy Corp. (“Adira Energy”), now a wholly-owned subsidiary of the Corporation and its Chairman since inception in April 2009. Over the past 30 years, Mr. Bennie's entrepreneurial management has powered several successful companies. In 1997, he founded the XDL Capital Group, which under his direct leadership or through XDL managed venture capital funds has had several successful ventures including a start-up, Delano Technology Corporation (NASD:DTEC). XDL Intervest, a $150 million fund was started in 1999 and is now fully invested. From 1988 to 1996, Mr. Bennie was Chairman and CEO of Delrina Technology Corporation, listed on TSX and NASDAQ. Delrina cultivated a reputation for leadership, growth and profitability until its sale to Symantec Corporation in 1995. Mr. Bennie qualified as a chartered accountant in 1975. Mr. Bennie serves on boards, in which XDL has invested, that include Goldbard Capital Corporation, Jodange LLC, Mill St. Brewery and Newtopia Inc. He also regularly serves on various charity boards.

Mr. Alan Friedman, Executive Vice-President, and Director. Mr. Friedman became Executive Vice-President and a director of the Corporation on August 31, 2009. Prior thereto, Mr. Friedman was a founding member of Adira Energy and its President since inception in April 2009. Mr. Friedman is a South African qualified attorney and a Director of the Canada-South Africa Chamber of Business. He is the founder, President and CEO of Rivonia Capital Inc., a Canadian firm that identifies opportunities in emerging markets, and enhances value through combining quality assets, management and financial and marketing support for early stage companies in the resource sector. He was formerly the Executive Vice-President of a Canadian finance firm, where he was responsible for raising significant capital for a number of public companies.

Yael Reznik-Cramer. Mr. Reznik-Cramer became a Director of the Company on January 11, 2011. She is responsible for the BRM Group’s new business opportunities and BRM Capital's financial operations, financial reporting, taxation, information systems and administration. Prior to joining BRM, Ms. Reznik-Cramer was Chief financial Officer of STAR Ventures in Israel for over nine years, Before joining STAR, Ms. Reznik-Cramer was Controller at Lannet Data Communications Ltd. (NASDAQ: LANTF) and an Audit Team Manager at Bavli Milner, one of Israel's leading accounting firms. Ms. Reznik-Cramer currently sits on the boards of directors of Backweb Ltd. Schema Ltd. Ms. Reznik-Cramer is a Certified Public Accountant in Israel and holds a B.A degree in Accounting and Economics from the Hebrew University in Jerusalem and an MBA from Tel-Aviv University.

Eli Barkat. Mr. Barkat became a Director of the Company on January 11, 2011. Mr. Barkat is the CEO, chairman and cofounder of BRM Group. In 1988, Mr, Barkat co-founded BRM Group (formerly BRM Technologies), an anti-virus software start-up sold to Symantec. Under Mr. Barkat's leadership, the BRM Group has been involved, either directly or via venture capital funds under its control, in some of the prominent exits including Checkpoint (NASDAQ: CHKP); Backweb (NASDAQ: BWEB); Passave (sold to PMC-Sierra); Oplus Technologies (sold to Intel); Whale Communications (sold to Microsoft) and Fraud Sciences (sold to eBay). Mr. Barkat is the Chairman of DS-APEX and he currently sits on the board of Mediamind, GigaSpaces, SupportSpace and Pando Networks. Together with his wife, Alona, he founded the BRM Institute of Technology and Society at Tel Aviv University, and serves on the Tel Aviv University’s Board of Governors. Mr Barkat holds a B.Sc in Computer Science and Mathematics from the Hebrew University of Jerusalem.

Mr. Colin Kinley. Mr. Kinley is chief executive officer of Kinley Exploration LLC, a specialized unconventional gas company providing exploration program management and reserves assessment for both new and established CBM projects. Prior to Kinley Exploration, Mr. Kinley worked as President of a Botswana based Coal Bed Methane exploration and development company and provided the project management skills necessary to prove up an unconventional gas field in the central Kalahari Desert in sub Saharan Africa.

Prior thereto, Mr. Kinley spent 26 years as an executive for Layne Christensen and its predecessor companies. He was responsible for the management of specialized engineered drilling and development projects, executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. He was instrumental in helping Layne achieve recognition as one of America’s best and fastest growing companies, listed by DeMarche Associates and Forbes respectively. Mr. Kinley has experience in leading companies in the public and private sector and understands the complexities involved.

Mr. Sheldon Inwentash. As Chairman and CEO of Pinetree Capital Ltd., Sheldon Inwentash is responsible for creating the overall strategic vision and setting the direction for Pinetree. Sheldon began his investing career while working to attain his Chartered Accountant designation in 1981 at Price Waterhouse (now Coopers). After leaving Price Waterhouse, Sheldon worked at a major life insurance company as an Oil and Gas Analyst and Vice President, Special Investments. Sheldon expanded the company's portfolio and made direct investments in several early stage oil and gas companies. Over the last 15 years, Sheldon has started four significant businesses, including Pinetree Capital Ltd., Visible Genetics Inc., Mega Uranium Ltd., and Brownstone Ventures; three of which he still runs. Under his leadership, Pinetree has become a diversified strategic investment, financial advisory and merchant banking firm. Sheldon brings more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies. A resource and commodity industry expert, Sheldon has been successfully investing in the resource market for most of his career. In addition to his role at Pinetree, Sheldon is the Chairman and CEO of Mega Uranium, one of the fastest growing junior mining companies, identifying and acquiring global uranium properties. He is also the Chairman and CEO of Brownstone Energy, an energy-focused investment company with direct interests in oil and gas properties around the world. Sheldon obtained his B.Comm from the University of Toronto and is a Chartered Accountant.

The Shareholders will be requested at the Meeting to pass the following resolution:

“IT IS HEREBY RESOLVED, THAT:

     1. the following persons be elected as Directors to hold office until the next annual meeting of Shareholders or until a successor is duly elected, unless his office is earlier vacated in accordance with the articles of the Corporation:

Dennis Bennie

Alan Freidman

Yael Reznik-Cramer

Eli Barkat

Colin Kinley

Sheldon Inwentash

     2. any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the appointment of directors and the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

     The persons named in the Management Proxy intend to vote FOR the resolution appointing the slate of Directors set out above in the absence of directions to the contrary from the Shareholders appointing them.

2. Appointment and Remuneration of Auditors

Effective July 29, 2010, Smythe Ratcliffe LLP (“Smythe”) resigned as auditor of the Corporation at the request of the Corporation. Smythe had been the auditor of the Corporation since August 12, 2005. In replacement thereof and in accordance with the provisions of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Audit Committee approved the appointment of MSCM LLP (“MSCM”) as successor auditor. In accordance with the requirements of NI 51-102, attached hereto as Appendix “B” is a copy of the reporting package related to Smythe’s resignation and MSCM’s appointment as successor auditor.

On March 10, 2011, MSCM resigned as auditor of the Corporation. In replacement thereof and in accordance with the provisions of the N1 51-102 the Audit Committee approved the appointment of Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global (“Kost Forer”) as successor auditor. In accordance with the requirements of NI 51-102, attached hereto as Appendix “C” is a copy of the reporting package related to MSCM’s resignation and Kost Forer’s appointment as successor auditor.

Management recommends that Kost Forer be appointed as the auditors of the Corporation by the Shareholders and authorize the Directors to fix the auditors’ remuneration. Management is seeking the approval of a majority of the votes cast at the Meeting for Kost Forer to be so appointed.

The Shareholders will be requested at the Meeting to pass the following resolution, without variation:

“IT IS HEREBY RESOLVED, THAT Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global, be appointed as the auditors of the Corporation, and the board of Directors of the Corporation are hereby authorized to fix the remuneration of Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global.”

The persons named in the Management Proxy intend to vote FOR the appointment of Kost Forer as auditors of the Corporation until the next annual meeting of Shareholders, and authorizing the Directors to fix the remuneration of the auditors in the absence of directions to the contrary from the Shareholders appointing them.

3. Approval of the Stock Option Plan

     Shareholders have previously approved the Corporation’s stock option plan in substantially its current form (the “Stock Option Plan”), which is known as a “rolling plan”. The Stock Option Plan requires the approval of the Shareholders each year at the annual general meeting of the Shareholders in accordance with the TSX-V Policy 4.4 – “Incentive Stock Options” (“Policy 4.4 ”).

     The Corporation asks the Shareholders to amend the existing Stock Option Plan. These amendments incorporate certain additional requirements for options which may be granted to persons who are resident in the State of Israel, as Israeli law requires options to be held by a trustee in order to avoid detrimental tax consequences. The full text of the amended Stock Option Plan is attached as Appendix “A” to this Management Information Circular and is black-lined to highlight the changes from the existing Stock Option Plan (the “Amended Stock Option Plan”).

     The following is a summary of the principal terms of the Amended Stock Option Plan, which summary is qualified by and is subject to the full terms and conditions of the Amended Stock Option Plan. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Amended Stock Option Plan.

     The purpose of the Amended Stock Option Plan is to advance the interests of the Corporation by attracting, retaining and motivating persons as directors, officers, key employees and consultants of the Corporation, and providing them with a greater incentive to develop and promote the growth and success of the Corporation by granting to them options to purchase shares in the capital of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Shareholders. Pursuant to the Amended Stock Option Plan, the Board may from time to time authorize the issue of options to directors, officers, key employees and consultants of the Corporation and its affiliates. Options will be exercisable over periods of up to ten years as determined by the Board and are required to have an exercise price no less than the fair market value of the Common Shares at the date of grant of such options, as determined in accordance with the Amended Stock Option Plan.

     The maximum number of Common Shares which may be issued pursuant to options previously granted and those granted under the Amended Stock Option Plan will be a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not, on a yearly basis, exceed 5% of the issued and outstanding Common Shares or 2% of the issued and outstanding Common Shares if the optionee is engaged in investor relations activities or is a consultant. The Amended Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion.

     The Stock Option Plan has been amended to allow Israeli employees to be issued stock options in a manner that will allow the employees to benefit from section 102 of the Israeli tax Ordinance. This has been done by the addition of two appendices:

  Appendix to the Option Plan – This is an appendix that applies only to Israeli residents and sets out the terms and conditions under which options are granted to Israeli employees.

  Stock Option Agreement – This form is based on the Corporation’s current Option Agreement and allows the Israeli employee to select the Section 102 route.

     The Amendments to the Stock Option Plan do not impact the current effect of the Stock Option Plan on non-Israeli residents and do not affect any current or future accounting treatment in the financial statements.

     The TSX-V has conditionally approved the Amended Stock Option Plan, subject to the Amended Stock Option Plan Resolution (as defined below) being approved by a majority of votes cast at the Meeting by certain Shareholders. Management is seeking the approval of the shareholders by a resolution passed by at least one-half of the Common Shares represented at the Meeting. The Shareholders will be requested at the Meeting to pass the following resolution:

     “IT IS HEREBY RESOLVED, THAT:

     1. the Amended Stock Option Plan as set forth in Appendix “A” to the Information Circular of the Corporation dated March 15, 2011 be and is hereby ratified, confirmed and approved;

     2. The continuation under the Amended Stock Option Plan of all options that have been issued pursuant to the existing Stock Option Plan is hereby approved. and

     3. any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the Amended Stock Option Plan and the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

     The persons named in the Management Proxy intend to vote FOR the resolution approving the Stock Option Plan in the absence of directions to the contrary from the Shareholders.

STATEMENT OF EXECUTIVE COMPENSATION

     For purposes of this Information Circular, “named executive officer” of the Corporation means an individual who, at any time during the year, was (each a “Named Executive Officer”):

(a)	the Corporation’s chief executive officer (“CEO”);

(b)	the Corporation’s chief financial officer (“CFO”);

(c)

each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than CDN$150,000 for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

     Based on the foregoing definition, during the last completed financial year of the Corporation, there were two Named Executive Officers.

     References to dollar amounts herein are to US$ unless otherwise indicated.

Compensation Discussion and Analysis

     In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on Board discussion. Currently, any material commitments, inclusive of remuneration, are required to be pre-approved by the Board.

     The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan and stock options. Base salaries for all employees of the Corporation are established for each position through comparative salary surveys of similar type and size companies. Both individual and corporate performances are also taken into account. Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executive officers and employees. No bonuses were paid to executive officers or employees during the most recently completed financial year.

     The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Option Based Awards

     Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards stock options to its executive officers based upon the recommendation of the Board, which recommendation is based upon the Board’s review of a proposal from the CEO. Previous grants of incentive stock options are taken into account when considering new grants.

     Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Board.

Summary Compensation Table

     The following table sets forth the compensation paid or awarded to the Named Executive Officers for the year ended September 30, 2010:

Name and principal position	Year	Salary (US$)	Share- based awards (US$)	Option- based awards(3) (US$)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other compensation (US$)	Total compensation (US$)
					Annual incentive plans	Long- term incentive plans
Ilan Diamond(1)	2010	198,721	Nil	138,000	Nil	Nil	Nil	Nil	336,721
Alan Rootenberg(2)	2010	37,511	Nil	41,400	Nil	Nil	Nil	Nil	78,911

Notes:
(1)	Ilan Diamond was appointed Chief Executive Officer on August 31, 2009 and ceased to hold this position on March 1, 2011.

(2)	Alan Rootenberg was appointed Chief Financial Officer on September 23, 2009 and ceased to hold this position on January 11, 2011.

(3)	Fair value on the grant date, based on the Black-Scholes option pricing model.

Summary of Employment Contracts of each Named Executive Officer

     The following describes the material terms and conditions of the employment contracts in effect for the financial year ended September 30, 2010. For a description of the termination provisions and change of control benefits payable by the company to each Named Executive Officer, see below under the heading “Termination and Change of Control Benefits”.

Ilan Diamond

     Ilan Diamond signed an employment contract with the Corporation in September of 2009 which was in effect for the financial year ended September 30, 2010. The agreement outlines Mr. Diamond’s duties as CEO and his remuneration of $11,000 per month less any amounts paid to the executive pursuant to other arrangements. There is also a bonus option at the Board’s discretion. It also provides for the granting of 400,000 stock options exercisable at US$0.25 expiring August 19, 2014 and the reimbursement of certain expenses. It includes standard confidentiality terms and termination provisions. The Board is currently reviewing this agreement in conjunction with its current review and analysis of Mr. Diamond’s future position with the Corporation.

Alan Rootenberg

     Alan Rootenberg did not have an employment contract in effect for the financial year ended September 30, 2010. Accordingly, the Corporation is not required to, among other things, make any payments upon termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation or a change in the responsibilities of Alan Rootenberg.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

     The following table sets forth all awards outstanding for each of the Named Executive Officers as at September 30, 2010:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (1) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (US$)
Ilan Diamond	396,000 385,000 250,000	0.25 0.25 0.60	August 20, 2014 August 20, 2014 January 26, 2015	59,400 57,750 Nil	Nil	Nil
Alan Rootenberg	150,000 75,000	0.25 0.60	September 23, 2014 January 26, 2015	22,500 Nil	Nil	Nil

Note:
(1)

The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of US$0.40 for the Common Shares on September 30, 2010 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards - Value Vested or Earned During the Year

     All incentive plan awards are considered vested for the Named Executive Officer for the financial year ended September 30, 2010.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Ilan Diamond	76,578	Nil	Nil
Alan Rootenberg	26,625	Nil	Nil

Note:
(1)	Fair value on the grant date, based on the Black-Scholes option pricing model.

Pension Plan Benefits

     No benefits were paid, and no benefits are proposed to be paid to any of the Directors or Named Executive Officers under any pension or retirement plan.

Director Compensation

     The following table sets forth all amounts of compensation provided to the Directors, other than Directors who are also Named Executive Officers, for the financial year ended September 30, 2010:

Name	Fees earned (US$)	Share- based awards (US$)	Option- based (1) awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Dennis Bennie	Nil	Nil	138,000	Nil	Nil	Nil	138,000
Alan Friedman	Nil	Nil	138,000	Nil	Nil	140,559(2)	278,559
Glen Perry	Nil	Nil	137,400	Nil	Nil	Nil	137,400
Colin Kinley	Nil	Nil	138,000	Nil	Nil	126,420(3)	264,420
Daniel Bloch	Nil	Nil	27,600	Nil	Nil	Nil	27,600

(1)	Fair value on the grant date, based on the Black-Scholes option pricing model.
(2)	Paid to Revonia Capital Inc., in his capacity as an officer of the Company.
(3)	Paid to Kinley Exploration LLC in respect of Mr. Kinley’s consulting time, in his capacity as an officer of the Company.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

     The following table sets forth the value of all incentive plan awards vested or earned for each of the Directors, other than Directors who are also Named Executive Officers, for the financial year ended September 30, 2010:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money options (1) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested (US$)
Dennis Bennie	250,000	0.60	January 26, 2015	Nil	Nil	Nil
Alan Friedman	250,000	0.60	January 26, 2015	Nil	Nil	Nil
Glen Perry	600,000	0.60	July 22, 2015	Nil	Nil	Nil
Colin Kinley	250,000	0.60	January 26, 2015	Nil	Nil	Nil
Daniel Bloch	50,000	0.60	January 26, 2015	Nil	Nil	Nil

Note:
(1)

The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of US$0.40 for the Common Shares on September 30, 2010 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards - Value Vested or Earned During the Year

     The following table sets forth the value of all incentive plan awards vested or earned for each of the Directors, other than Directors who are also Named Executive Officers, for the financial year ended September 30, 2010:

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Dennis Bennie	91,128	Nil	Nil
Alan Friedman	109,003	Nil	Nil
Glen Perry	17,175	Nil	Nil
Colin Kinley	73,396	Nil	Nil
Daniel Bloch	17,625	Nil	Nil

Note:
(1)	Fair value on the grant date, based on the Black-Scholes – option pricing model.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table provides information as of September 30, 2010, with respect to compensation plans under which the Common Shares are authorized for issuance, aggregated as set out below:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities listed in first column)
Equity compensation plans approved by security holders(1) (Stock Option Plan)	5,659,000	US$0.39	605,000
Total	5,659,000	US$0.39	605,000

Note:
(1)	As of September 30, 2010, there were no equity compensation plans not approved by the security holders of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     None of the Corporation’s Directors or officers was indebted to the Corporation as at September 30, 2010 or at any time during 2010.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     No director or officer of the Corporation or its associates or, to the knowledge of such directors or officers, after reasonable inquiry, any person or company owning more than 10% of the Common Shares, has any material interest in any transaction since the commencement of the Corporation’s most recently completed financial year which has materially affected or would materially affect the Corporation and its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

     Pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose information relating to its corporate governance practice. The Corporation’s “Statement of Corporate Governance Practices”, approved by the Directors, is attached to this Information Circular as Appendix “C”.

AUDIT COMMITTEE

Audit Committee’s Charter

     The Corporation has an audit committee (the “Audit Committee”) for the purpose of assisting the directors in overseeing all material aspects of the Corporation’s reporting, control and audit functions, except those specifically related to the responsibilities of another standing committee of the Board. The Audit Committee charter (the “Charter”) is attached as Appendix “D” hereto.

     The role of the Audit Committee includes a particular focus on the qualitative aspects of financial reporting to Shareholders and on the Corporation’s processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements. The Audit Committee is responsible for, among other things, the selection and oversight of the Corporation’s independent accountant.

Composition of Audit Committee

From October 1, 2009

     From September 30, 2009 to July 22, 2010, the Audit Committee was composed of one Director (Dennis Bennie) who meets the independence requirement set out in NI 58-101 and National Instrument 52-110 - Audit Committees (“NI 52-110”).

From July 22, 2010 to September 30, 2010

     From October 1, 2009 to July 22, 2010, the Audit Committee was comprised of Dennis Bennie, Daniel Bloch and Colin Kinley.

     As at September 30, 2010, Dennis Bennie, Daniel Bloch and Colin Kinley of the Audit Committee were “financially literate” within the meaning given to such term in the Charter and NI 52-110, and have the ability to understand and evaluate financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

     In addition to each current member’s general business experience, the education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set forth below:

(a)	Dennis Bennie: Mr. Bennie qualified as a chartered accountant in 1975. He practised as such until 1977.

(b)	Daniel Bloch: Corporate finance attorney with extensive experience in advising companies on disclosure.

(c)	Colin Kinley: CEO of Kinley Exploration LLC.

Audit Committee Oversight

     At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Directors.

Reliance on Certain Exemptions

     At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimus Non-Audit Services” or any exemption provided by Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

     The Corporation has not adopted any specific policies in relation to the engagement of non-audit services.

External Auditor Service Fees

(a)

Audit Fees - Smythe Ratcliffe LLP, Chartered Accountants, billed the Corporation approximately $18,000 from October 1, 2008 to September 30, 2009 and $15,000 from October 1, 2009 to July 29, 2010, for audit fees. MSCM LLP billed the Corporation approximately $60,000 from July 30, 2010 to September 30, 2010 for audit fees.

(b)

Audit-Related Fees - Smythe Ratcliffe LLP, Chartered Accountants, billed the Corporation approximately $2,500 from October 1, 2008 to September 30, 2009 and $Nil from October 1, 2009 to July 29, 2010, for assurance and related services that are reasonably related to the performance of the audits or reviewing the Corporation’s financial statements and are not included under “Audit Fees”. MSCM LLP billed the Corporation approximately $Nil from July 30, 2010 to September 30, 2010 for assurance and related services that are reasonably related to the performance of the audits or reviewing the Corporation’s financial statements and are not included under “Audit Fees”.

(c)

Tax Fees - Smythe Ratcliffe LLP, Chartered Accountants, billed the Corporation approximately $Nil from October 1, 2008 to September 30, 2009 and $Nil from October 1, 2009 to July 29, 2010, for services related to tax compliance, tax advice and tax planning. MSCM LLP billed the Corporation approximately $Nil from July 30, 2010 to September 30, 2010 for services related to tax compliance, tax advice and tax planning.

(d)

All Other Fees - Smythe Ratcliffe LLP, Chartered Accountants, billed the Corporation approximately $Nil from October 1, 2008 to September 30, 2009 and $Nil from October 1, 2009 to July 29, 2010, for services other than those reported above. MSCM LLP billed the Corporation approximately $Nil from July 30, 2010 to September 30, 2010 for services other than those reported above.

Exemption

     The Corporation is relying upon the exemption in section 6.1 of NI 52-110 for Venture Issuers.

OTHER BUSINESS

     Management and the Directors are not aware of any amendments, variations or other matters intended to come before the Meeting other than those items of business set forth in the attached notice of Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the Management Proxy to vote on such other business in accordance with his judgment.

ADDITIONAL INFORMATION

     Financial information regarding the Corporation is provided in the Corporation’s consolidated audited financial statements for the period ended September 30, 2010 and the accompanying management’s discussion and analysis.

     Written requests for a copy of the above documents should be directed to the CFO of Adira Energy Ltd., Suite 1204, 120 Adelaide St. W., Toronto, ON, Canada M5H 1T1.

     The name of the Corporation’s auditor for the period ended September 30, 2010 is MSCM LLP.

     Additional information concerning the Corporation is available online at www.sedar.com.

GENERAL

The Directors have approved:

(a)	the contents of this Information Circular for the period ended September 30, 2010; and

(b)	its sending to the Shareholders, the auditors of the Corporation and the appropriate governmental and regulatory agencies.

DATED as of the 15th day of March, 2011.

By Order of the Board of Directors

(Signed) DENNIS BENNIE
Chairman of the Board

APPENDIX “A”

ADIRA ENERGY LTD.

~~(formerly AMG~~ Oil Ltd.)

STOCK OPTION PLAN

(August 31, ~~2009~~2009, amended April, 2011)

TABLE OF CONTENTS

1.	PURPOSE		1
	1.1	Purpose 1
2.	INTERPRETATION		1
	2.1	Definitions	1
	2.2	Interpretation	5
3.	ADMINISTRATION		~~6~~5
	3.1	Administration	~~6~~5
	3.2	Shares Reserved	7
	3.3	Eligibility	~~8~~7
4.	OPTIONS		~~8~~7
	4.1	Grants	~~8~~7
	4.2	Exercise Price	~~9~~8
	4.3	Term of Options	~~9~~8
	4.4	Vesting of Options	~~9~~8
	4.5	Option Agreements	9
	4.6	Exercise of Option and Payment of Exercise Price	~~10~~9
	4.7	Prohibition on Transfer of Options and Shares	~~10~~9
	4.8	Death, Disability or Retirement of Optionee	~~11~~10
	4.9	Termination of Employment or Services by reason other than Death, Disability or Retirement	11
	4.10	Discretion to Permit Exercise	~~13~~12
	4.11	Change of Control	~~13~~12
5.	GENERAL		~~15~~14
	5.1	Capital Adjustments	~~15~~14
	5.2	Conditions of Exercise	~~15~~14
	5.3	Amendment and Termination	~~16~~15
	5.4	Status as Shareholder	~~16~~15
	5.5	Withholding Taxes	~~17~~15
	5.6	Non~~-~~ Exclusivity and Corporate Action	~~17~~16
	5.7	Employment and Board of Directors Position Non-Contractual	~~17~~16
	5.8	Indemnification	~~17~~16
	5.9	Notices	~~17~~16
	5.10	Governing Law	~~18~~17
	5.11	Effective Date	~~18~~17

1.	EXHIBITS
2.	Exhibit “A”	–	Option Agreement
3.	Exhibit “B”	–	Notice of Exercise
4.	Exhibit “C”	–	Notice of Transfer

ADIRA ENERGY LTD.

~~(formerly AMG Oil Ltd.)~~

STOCK OPTION PLAN

(August 31, 2009, amended April, 2011)

PURPOSE

Purpose

5. The purpose of the Plan is to advance the interests of Adira Energy Ltd. (the “Corporation”) by attracting, retaining and motivating persons as directors, officers, key employees and consultants of the Corporation and its Affiliated Corporations and providing them with a greater incentive to develop and promote the growth and success of the Corporation by granting to them options to purchase shares in the capital of the Corporation.

INTERPRETATION

Definitions

6. For the purposes of the Plan, unless they are otherwise defined elsewhere herein, the following terms have the following meanings, respectively:

“Affiliate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

“Affiliated Corporation” is a corporation which is an “affiliate” (as such term is defined in the Securities Act (Ontario), as amended from time to time) of the Corporation;

“Applicable Law” means the requirements relating to the administration of stock option plans under the applicable corporate and securities laws of Ontario and Canada, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to Options granted under the Plan;

“Associate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

“Board” means the board of directors of the Corporation;

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or legal holiday in Toronto, Ontario;

“Cause” means any act or omission by the Optionee which would in law permit an employer to, without notice or payment in lieu of notice, terminate the Optionee’s employment or services, and shall include, without limitation, the meaning attributed thereto in the employment agreement or consulting agreement, as may be applicable, of such Optionee;

“Change of Control” has the meaning set forth in Subsection 4.11(a) hereof;

“Change of Control Price” has the meaning set forth in Subsection 4.11(a) hereof;

“Committee” has the meaning set forth in Subsection 3.1(c) hereof;

“Consultant Optionee” means an individual, other than an Employee Optionee or an Executive Optionee, that:

is engaged to provide on an ongoing bona fide basis consulting, technical, management or other services to the Corporation or to an Affiliated Corporation, other than services provided in relation to a distribution;

provides the services under a written contract between the Corporation or an Affiliated Corporation and the individual or a Consultant Company or Consultant Partnership of the individual;

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Corporation; and

has a relationship with the Corporation or an Affiliated Corporation that enables the Consultant to be knowledgeable about the business and affairs of the Corporation.

“Consultant Company” means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

“Consultant Partnership” means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

“Corporation” means Adira Energy Ltd. ~~(formerly AMG Oil Ltd.)~~ and includes any successor corporation thereto;

“Date of Grant” means, for any Option, the date specified by the Board at the time it grants the Option or, if no such date is specified, the date upon which the Option was granted;

“Disability” means the mental or physical state of the Optionee such that, as a result of illness, disease, mental or physical disability or similar cause, the Optionee has been unable to fulfil his or her obligations as an employee or consultant of the Corporation or an Affiliated Corporation either for any consecutive six~~-~~ month period or for any period of twelve months (whether or not consecutive) in any consecutive 12-month period, provided that, where the Optionee has entered into a written employment or consulting agreement with the Corporation or an Affiliated Corporation, “Disability” will have the meaning attributed to that term, or the term equivalent in concept, contained in that employment or consulting agreement;

“Eligible Person” means a bona fide Consultant Optionee, Employee Optionee or Executive Optionee or any of their subsidiaries (or, in the case of an Israeli Participant, their trustees);

“Eligible Transferee” means, in respect of a particular Optionee, such of the following as have specifically been designated by the Board as an Eligible Transferee of such Optionee: (i) a registered retirement savings plan or a registered retirement investment fund, of which the Optionee is the beneficiary; (ii) the spouse, child, or grandchild of the Optionee; (ii) a Holding Company; ~~and~~ (iv) a trust, the beneficiaries of which are the Optionee and/or the spouse, children, grandchildren or and/or other direct lineal descendants of the Optionee; and (v) if a trustee of an Israeli Participant, transfer of benefits, rights and Options to the Israeli Participant for whom it is acting as trustee;

“Employee Optionee” means a current full-time or part-time employee or contract employee of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.8 and 4.9, any registered retirement savings plans or registered income funds established by or for the employee (or under which such employee is the beneficiary) and a Holding Company of such individual;

“Exchange” means the stock exchange or quotation system and, where the context permits, includes all other stock exchanges and quotation systems designated by the Board, on which the Shares are or may be listed or quoted from time to time (provided that if, for the purposes of the Plan it is necessary to have reference to a single Exchange, then such Exchange shall be any stock exchange or quotation system on which the Shares are then listed or quoted as designated by the Board);

 “Executive Optionee” means a current director or an officer of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.8 and 4.9, any registered retirement savings plans or registered retirement income funds established by or for the individual director or officer (or under which such director or officer is the beneficiary) and a Holding Company of such individual;

“Exercise Price” has the meaning set forth in Section 4.2 hereof;

“Fair Market Value” means, at any date in respect of Shares, the closing price of such Shares on the Exchange on the last Business Day preceding such date (less the applicable discount).  In the event that such Shares did not trade on such Business Day, the Fair Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date or such other price determined by the Board, acting reasonably;

“Holding Company” means a corporation wholly-owned and controlled by an Optionee;

“Insider” has meaning ascribed thereto in the Securities Act (Ontario);

“Option” means a right granted to an Eligible Person to purchase Shares on the terms of the Plan;

“Optionee” means the Eligible Person to whom an Option has been granted and includes, other than for the purposes of Sections 4.8 and 4.9 hereof, any Eligible Transferee to whom an Optionee has transferred an Option in accordance with the terms of the Plan;

“Option Agreement” has the meaning set forth in Section 4.5 hereof;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association or organization, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Plan” means this stock option plan of the Corporation (as the same may be amended or varied from time to time);

“Retirement” means retirement from active employment with the Corporation or an Affiliated Corporation at or after the age of 65 or, with the consent for the purposes of the Plan of such officer of the Corporation or an Affiliated Corporation as may be designated by the Board, at or after such earlier age and upon the completion of such years of service as the Board may specify;

“Shares” means the common shares in the capital of the Corporation as constituted from time to time or, in the event of an adjustment contemplated by Section 5.1 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

“Termination Date” means:

in the case of an Employee Optionee or Executive Optionee whose employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.8 or 4.9 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the last day of the Optionee’s employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, and “Termination Date” specifically does not mean the date on which any period of contractual or reasonable notice that the Corporation or an Affiliated Corporation, as the case may be, may be required by contract or at law to provide to the Optionee would expire;

in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the date which is the earliest of: (A) the date that such Executive Optionee resigns as a director of the Corporation or an Affiliated Corporation; (B) the date that such Executive Optionee is not re-elected as a director; and (C) the date that such Executive Optionee is removed from the board of directors of the Corporation or an Affiliated Corporation; and

in the case of a Consultant Optionee whose consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.8 or 4.9 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the date on which the Optionee’s consulting agreement or arrangement is terminated, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or an Affiliated Corporation, as the case may be, may be required to provide to the Optionee under the terms of the consulting agreement or arrangement would expire;

7. or such later date as may be determined by the Board in the case of Options granted to a specific Optionee;

“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, hypothecation, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words “Transferred”, “Transferring” and similar words have corresponding meanings; and

“Vesting Schedule” has the meaning set forth in Section 4.4 hereof.

Interpretation

Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of the terms and conditions of the Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

As used herein, the terms “Article”, “Section”, “Subsection” and paragraph” mean and refer to the specified Article, Section, Subsection and paragraph hereof, respectively.

Words importing the singular number only include the plural and vice versa, and words indicating gender include all genders.

In the Plan, a Person is considered to be “controlled” by a Person if:

(i)	~~(i)~~ in the case of a corporation or similar entity,

(A)

~~(A)~~ voting securities of the first-mentioned Person carrying more than 50% of the votes ordinarily exercisable at meetings of shareholders of the corporation are held, otherwise than by way of security only, by or for the benefit of the other Person; and

	(B)	~~(B)~~ the votes carried by such securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned Person;

(ii)	~~(ii)~~ in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

(iii)	~~(iii)~~ in the case of a limited partnership, the general partner is the second- mentioned Person.

ADMINISTRATION

Administration

The Plan shall be administered by the Board in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted, the number of Shares which will be optioned from time to time to any Eligible Person and the terms and conditions of the Option.

Subject to Applicable Law, Subsection 3.1(c) hereof and the limitations of the Plan, the Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(iv)	~~(i)~~ grant Options to Eligible Persons;

(v)	~~(ii)~~ determine the terms, limitations, restrictions and conditions upon such grants;

(vi)	~~(iii)~~ interpret and construe the terms and conditions of the Plan and the Options;

(vii)	~~(iv)~~ adopt, amend and rescind such administrative guidelines and other rules relating to the Plan as the Board may from time to time deem advisable; and

make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as the Board may deem necessary or advisable.

8. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for Persons who are residing in, or subject to, the taxes of, any jurisdiction outside of Canada (including, without limitation, countries, states, provinces and localities) to comply with applicable tax, and securities and other laws and may impose any limitations and restrictions that it deems necessary to comply with the applicable tax, securities and other laws of such jurisdiction outside of Canada.

9. Any decision, interpretation or other action made or taken in good faith by or at the direction of the Corporation, the Board or the Committee or any of its members arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Corporation, Optionees and their respective heirs, executors, administrators, successors and permitted assigns.

10. The Board’s interpretation, construction or determination of its guidelines and rules will be conclusive and binding upon all parties concerned. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of an Affiliated Corporation as the Board may in its sole discretion determine.

To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under the Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plan in this context is final and conclusive. If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the by~~-~~-laws of the Corporation, at such times and places as it shall deem advisable; including, without limitation, by telephone conference or by written consent to the extent permitted by Applicable Law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members.

Any decision or determination reduced to writing and signed by all the Committee members in accordance with the by~~-~~-laws of the Corporation, shall be fully as effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

(b)

Notwithstanding the foregoing, the additional provisions set forth in Exhibit “A” attached hereto entitled “Provisions Applicable to Residents of Israel” shall apply to those Participants (as hereinafter defined) who are resident in the State of Israel (Participants who are residents of Israeli are referred to herein as “Israeli Participants”).

Shares Reserved

Options may be granted in respect of authorized and unissued Shares. Subject to an increase by the Board in its sole and absolute discretion, Applicable Law and any shareholder or other approval which may be required, and subject further to any adjustments pursuant to Section 5.1, the maximum aggregate number of Shares which may be reserved by the Corporation for issuance under the Plan will be such number of Shares as is equal to 10% of the aggregate number of outstanding Shares from time to time.

Any Shares subject to an Option which has been granted under the Plan and which is cancelled or terminated for any reason without having been exercised will be added back to the number of Shares reserved for issuance under the Plan and such Shares will again be available for grant under the Plan. No fractional Shares may be issued, and the Board may determine the manner in which any fractional Share value will be treated.

Eligibility

11. Participation in the Plan shall be limited to Eligible Persons. Participation shall be voluntary and the extent to which any Eligible Person shall be entitled to participate in the Plan shall be, subject to the terms of the Plan and Applicable Law, determined in the sole and absolute discretion of the Board. Eligibility to participate does not confer upon any Optionee any right to be granted Options pursuant to the Plan.

OPTIONS

Grants

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Person.

Subject to the Plan, the Board may impose limitations, restrictions and conditions, in addition to those set out in the Plan, that are applicable to the exercise of an Option, including, without limitation, the nature and duration of any restrictions applicable to a sale or other disposition of Shares acquired upon exercise of an Option and the nature of events, if any, that may cause any Optionee’s rights in respect of Shares acquired upon exercise of an Option to be forfeited and the duration of the period of such forfeiture.

An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

the Corporation shall not grant Options:

to any one person in any 12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding Shares of the Corporation unless disinterested shareholder approval is obtained;

to any one Consultant which could, when exercised, in any 12 month period result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation;

to all persons employed by the Corporation who perform investor relations activities which could, when exercised, in any 12 month period result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation nor shall more than 1/4 of any such Options vest in any three month period;

if the aggregate number of Shares issuable pursuant to Options granted to Insiders pursuant to the Plan and other security based compensation arrangements would exceed 10% of the Corporation’s total issued and outstanding Common Shares unless disinterested shareholder approval is obtained; or

if the aggregate number of Shares issued to Insiders pursuant to the Plan and other security based compensation arrangements within any one-year period would exceed 10% of the Corporation’s total issued and outstanding Shares, unless disinterested shareholder approval is obtained.

Exercise Price

Subject to Applicable Law and to adjustment from time to time in accordance with Section 5.1 hereof, the exercise price (the “Exercise Price”) of an Option granted pursuant to the Plan will be as determined by the Board but in any event, unless otherwise determined by the Board, shall not be less than the Fair Market Value of the Shares on the Business Day immediately prior to the Date of Grant.

Furthermore, disinterested shareholder approval is required in order to reduce the exercise price of an Optionee that is an Insider of the Corporation at the time of the proposed amendment.

Term of Options

12. Subject to any accelerated termination as set forth in the Plan, Options must expire no later than ten (10) years after the Date of Grant or such lesser period as applicable regulatory authorities or Applicable Law may require.

Vesting of Options

The Board may determine, in its sole discretion, in respect of an Option, when an Option will become exercisable and the extent to which an Option will vest or will be exercisable in instalments (the “Vesting Schedule”) and such Vesting Schedule shall be set forth in the applicable Option Agreement. For example, the Board may, in its sole discretion, provide that the vesting of an Option be dependent on the passage of time and/or on the achievement of specified milestones or thresholds.

Any Options issued to a Consultant Optionee must vest in stages over at least a 12 month period with no more than ¼ of such Options vesting in any three (3) month period.

Once a portion of an Option vests and becomes exercisable, it shall remain exercisable until expiration or termination of such Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 4.11 hereof with respect to a Change of Control. Each Option or portion thereof may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.

Option Agreements

13. Each Option must be confirmed by an agreement (an “Option Agreement”), in the form of ~~the~~ option agreement attached hereto as Exhibit “~~A” (as~~B” and for Israeli Participants, the form attached hereto as Exhibit “C”, as such forms may be amended by the Board from time to time, and with such changes thereto as may be necessary for any particular Option to a particular Optionee~~)~~, signed by the Corporation and by the Optionee. In the event an Option is Transferred in accordance with the terms of the Plan, it shall be a condition to the effectiveness of such Transfer that the Eligible Transferee enter into an Option Agreement on the same terms and conditions.

Exercise of Option and Payment of Exercise Price

14. The Optionee may, from time to time and at any time after the vesting of an Option and prior to the expiry of such Option, elect to purchase all or a portion of the Shares available for purchase by lump sum payment by delivering to the Corporation at its registered office (or other office designated in writing by the Corporation to the Optionee), a completed Notice of Exercise substantially in the form attached hereto as Exhibit “~~B~~D”. Such notice shall specify the number of Shares the Optionee desires to purchase and shall be accompanied by payment in full of the Exercise Price for such Shares. Subject to the provisions of the immediately following sentence, payment may be made by bank draft or certified cheque payable to the order of the Corporation at the time of exercise. Upon receipt of payment in full or, in the discretion of the Board, upon the determination that the fair value of property or past services provided by the Optionee is equal to or greater than the Exercise Price if the Shares had been issued for money, and in any event, subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non~~-~~ assessable.

Prohibition on Transfer of Options and Shares

Subject to the other provisions of this Section 4.7 and Section 4.8, an Option is personal to the Optionee and is non-assignable, other than by will or laws of descent and distribution, and such Option shall be exercisable during the Optionee’s lifetime only by the Optionee to which such Option has been granted. No Optionee may deal with any Option or any interest in it or Transfer any Option now or hereafter held by the Optionee except in accordance with the Plan. If an Optionee’s Holding Company ceases to be wholly-owned by the Optionee, the Holding Company will be deemed to have Transferred any Options held by such Holding Company to the Optionee. A purported Transfer of any Option in violation of the Plan will not be valid and the Corporation will not be required to issue any Shares upon the attempted exercise of an improperly Transferred Option.

Nothing contained herein shall permit any Optionee to transfer any Option, whether to an EligibleTransferee or otherwise, without the prior written consent of the Board. Subject to Applicable Law and subject to the prior written consent of the Board, an Option may be transferred to and from the Optionee and an Eligible Transferee provided that the transferor delivers to the Corporation at its registered office a completed Notice of Transfer substantially in the form attached hereto as “Exhibit ~~D~~“E”.

Options and Shares issued upon exercise thereof are subject to transfer and resale restrictions pursuant to the constating documents of the Corporation and Applicable Law. The Optionee is responsible for obtaining such legal advice as may be appropriate in connection with any transfer or resale of Options and Shares issued upon the exercise thereof.

Death, Disability or Retirement of Optionee

15. If,

an Employee Optionee or an Executive Optionee dies or becomes Disabled while an employee, director or officer of the Corporation or an Affiliated Corporation, as the case may be;

a Consultant Optionee’s consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, is terminated by reason of the death or Disability of such Optionee; or

the employment or term of office of an Employee Optionee or an Executive Optionee with the Corporation or an Affiliated Corporation, as the case may be, terminates due to Retirement,

16. then

the executor, administrator or other legal representative of such Optionee’s estate or such Optionee, as the case may be, may exercise any Options granted to such Optionee to the extent that such Options were exercisable at the date of such death, Disability or Retirement and the right to exercise such Options shall terminate on the earlier of:

the date that is 180 days from the date of such Optionee’s death, Disability or Retirement; and

the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be,

17. provided that any Options granted to such Optionee that were not exercisable at the date of the death, Disability or Retirement shall immediately expire and be cancelled on such date; and such Optionee’s eligibility to receive further grants of Options under the Plan shall cease as of the date of such Optionee’s death, Disability or Retirement, as the case may be.

18. With regard to Options held by a trustee of an Israeli Participant, this Section will apply to the Israeli Participants.

Termination of Employment or Services by reason other than Death, Disability or Retirement

Where, in the case of an Employee Optionee or Executive Optionee, an Optionee’s employment or term of office with the Corporation or an Affiliated Company ceases by reason of the Optionee’s death, Disability or Retirement, then the provisions of Section 4.9 hereof shall apply.

Where, in the case of an Employee Optionee or Executive Optionee, an Optionee’s employment or term of office with the Corporation or an Affiliated Corporation terminates by reason of:

termination by the Corporation or an Affiliated Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice);

voluntary resignation by such Optionee;

or in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the failure of such Executive Optionee to be re-elected as a director or the removal of such Executive Optionee from the board of directors of the Corporation or an Affiliated Corporation,

19. then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 30 days following the Termination Date; and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on the Termination Date.

Where, in the case of an Employee Optionee or Executive Optionee, such Optionee’s employment or term of office with the Corporation or an Affiliated Corporation is terminated by the Corporation or Affiliated Corporation for Cause then any Options granted to such Optionee, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

Where, in the case of a Consultant Optionee, such Optionee’s consulting agreement or arrangement terminates by reason of:

termination by the Corporation or an Affiliated Corporation for any reason other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee’s consulting agreement or arrangement); or

voluntary termination by such Optionee,

20. then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 30 days following the Termination Date; and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on such date.

Where, in the case of a Consultant Optionee, such Optionee’s consulting agreement or arrangement is terminated by the Corporation or an Affiliated Corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee’s consulting agreement or arrangement), then any Options granted to such Optionee, whether or not such Options are exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

Unless the Board, in its discretion, otherwise determines at any time and from time to time, Options shall not be affected by any change of employment or consulting arrangement within or among the Corporation or an Affiliated Corporation for so long as an Employee Optionee continues to be an employee of the Corporation or an Affiliated Corporation, or for so long as the Executive Optionee continues to be a director or officer of the Corporation or an Affiliated Corporation, or for so long as the Consultant Optionee continues to be engaged as a consultant to the Corporation or an Affiliated Corporation, as the case may be. For greater certainty, if an Optionee ceases to be an Executive Optionee but remains an Employee Optionee, the Options granted to such Optionee shall not be affected by such change.

Discretion to Permit Exercise

21. Notwithstanding the provisions of Sections 4.8 and 4.9 hereof, the Board may, in its discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by an Optionee in the manner and on the terms authorized by the Board, provided that the Board shall not, in any case, authorize the exercise of an Option pursuant to this Section beyond the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be.

Change of Control

For the purposes of the Plan,

“Change of Control” shall mean the happening of any of the following events: (A) any transaction pursuant to which the Corporation goes out of existence; (B) any transaction pursuant to which any Person or any Associate or Affiliate of such Person and any Person acting jointly or in concert with such Person (within the meaning of the Securities Act (Ontario)) (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)), hereafter acquires the direct or indirect “beneficial ownership” (as such term is defined in the Business Corporations Act (Ontario)) of securities of the Corporation representing 50% or more of the aggregate votes of all of the Corporation’s then issued and outstanding securities; (C) the sale of all or substantially all of the Corporation’s assets to a Person other than a Person that is an Affiliated Corporation; (D) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliated Corporations prior to such event; or (E) the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise; and

“Change of Control Price” shall mean the highest price per Share paid in any transaction related to a Change of Control.

Notwithstanding anything else in the Plan or contained in any Option Agreement, unless otherwise determined by the Board, outstanding Options shall be converted or exchanged into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, (each such Option hereinafter called an “Alternative Option”) and any such Alternative Option must meet the following criteria:

the Alternative Option must be based on stock which is traded on an established securities market, or which will be so traded within 30 days of the Change of Control;

the Alternative Option must provide such Optionee with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, an identical or better exercise schedule; and

the Alternative Option must have economic value substantially equivalent to the value of such Option (determined at the time of the Change of Control) (having regard to such factors as the Board shall reasonably consider applicable).

The Board may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding the Vesting Schedule or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the Change of Control, provided, however, that the Board shall not, in any case, authorize the exercise of Options pursuant to this Section beyond the date of expiration specified in the Option Agreement or resolution of the Board granting such Options, as the case may be. If the Board elects to accelerate the vesting of the Options, and if any of such Options are not exercised within five Business Day following the giving of notice of such acceleration, such unexercised Options shall terminate and expire upon the completion of the proposed Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Options shall be retracted and vesting shall instead revert to the manner provided in the Vesting Schedule or Option Agreement.

The Board, in its sole discretion, may provide for the purchase of any Option by the Corporation or an Affiliate or other Person upon (or prior to) the completion of the Change of Control for an amount equal to: (i) the Change of Control Price of each Share underlying an Option multiplied by the Shares underlying such Options, less (ii) the aggregate Exercise Price of such Options.

(c) ~~(i)~~ If, in connection with a Change of Control, the shareholders of the Corporation are to receive consideration other than consideration consisting solely of cash, then the Board may determine, prior to the occurrence of the Change of Control, that upon the exercise of any Options after the Change of Control, that the Optionees shall be entitled to receive that consideration which they would have received had they exercised their Options immediately prior to the Change of Control and sold their Shares on the same terms and conditions as the shareholders of the Corporation who sold their Shares in connection with the Change of Control.

GENERAL

Capital Adjustments

The existence of any Options shall not affect in any way the right and power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Subsection 5.1(a) would have an adverse effect on the Plan or any Option granted hereunder.

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, other than a Change of Control, subject to any prior approval required of applicable regulatory authorities, the Board may make appropriate substitution or adjustment in:

(i)	~~(i)~~ the Exercise Price of unexercised Options;

(ii)	~~(ii)~~ the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(iii)	~~(iii)~~ the number and kind of shares subject to unexercised Options theretofore granted and in the Exercise Price of those shares,

22. provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

Conditions of Exercise

23. The Plan and Options are subject to the requirement that if at any time the Board determines that: (a) the listing, registration or qualification of the Shares subject to such Option upon any stock exchange or quotation system or under any provincial, state or federal law, or that the consent or approval of any governmental body, stock exchange or quotation system or of the holders of the Shares generally, is necessary or desirable, as a condition of, or in connection with the granting of such Option or the issuance of Shares upon the exercise thereof; or (b) the grant of an Option or the issuance of Shares upon the exercise thereof is in conflict with or is inconsistent with Applicable Law, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained or such conflict or inconsistency is no longer outstanding, each free of any conditions not acceptable to the Board. The Optionees shall, to the extent applicable, co-operate with the Corporation in relation to such registration, qualification or other approval and shall have no claim or cause of action against the Corporation or any of its officers or directors as a result of any failure by the Corporation to obtain or to take any steps to obtain any such registration, qualification, or approval.

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion of it at any time in accordance with Applicable Law and subject to any required regulatory, Exchange or shareholder approval. However, subject to the terms hereof, unless consent is obtained from the Optionee affected, no amendment, suspension or termination may alter or impair any Options, or any rights related to Options, that were granted to that Optionee prior to the amendment, suspension or termination.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules adopted by the Board and in force at the time of termination of the Plan will continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

Subject to Applicable Law and to any necessary prior approval of applicable regulatory authorities and with the consent of the affected Optionee, the Board may amend or modify any outstanding Option in any manner, including, without limitation, by changing the date or dates as of which, or the price at which, an Option becomes exercisable, so long as the Board would have had the authority to grant initially the Option as so modified or amended.

Status as Shareholder

24. Optionees shall not have any rights as a shareholder with respect to Shares until full payment of the Exercise Price for the Shares has been made to the Corporation and the Corporation has issued the Optionee’s Shares.

25. Upon becoming a shareholder of the Corporation, an Optionee may only transfer Shares in accordance with and subject to Applicable Law and the constating documents of the Corporation.

Withholding Taxes

26. The exercise of each Option granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that an Optionee pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes.

Non~~-~~ Exclusivity and Corporate Action

Subject to any required regulatory or shareholder approval, nothing contained herein will prevent the Board from adopting other additional compensation arrangements for the benefit of any Optionee.

Nothing contained in the Plan or in the Options shall be construed so as to prevent the Corporation or any subsidiary of the Corporation from taking corporate action which is deemed by the Corporation or the subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

Employment and Board of Directors Position Non-Contractual

27. The granting of an Option to an Optionee under the Plan does not confer upon the Optionee any right to continue in the employment of the Corporation or any Affiliated Corporation or as a member of the Board, as the case may be, nor does it interfere in any way with the rights of the Optionee or of the Corporation’s rights to terminate the Optionee's employment or consulting arrangements at any time or of the shareholders' right to elect one or more directors of the Corporation.

Indemnification

28. Every member of the Board will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Board member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Board member, otherwise by the Corporation, for or in respect of any act done or omitted by the Board member in respect of the Plan, such costs, charges and expenses to include any amount paid to settle such action, suite or proceeding or in satisfaction of any judgement rendered therein.

Notices

29. All written notices to be delivered by the Optionee to the Corporation may be delivered personally, by facsimile or by registered mail, postage prepaid, addressed as follows:

Adira Energy Ltd.
Suite 1204
~~30~~120 Adelaide St. ~~Clair Avenue~~ West
Toronto, Ontario
M~~4V 3A~~5H 1T1

Attention:	Alan Friedman, Executive Vice-President
Facsimile No.:	(416) 250-6330

30. Any notice delivered by the Optionee pursuant to the terms of the Option shall not be effective until actually received by the Corporation at the above address. Any notice to be delivered to the Optionee shall be effective when delivered personally (effective at the time of delivery), by facsimile transmission (effective one day after transmission) or by postage prepaid mail to the last address of the Optionee on the records of the Corporation (which shall be deemed effective the first Business Day after mailing).

Governing Law

31. This Plan is created under and is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, except for Exhibit “A”, which will be governed and construed in accordance with the laws of the State of Israel.

~~5.11 Effective Date~~

~~This Plan will become effective as of August 31, 2009 upon its adoption by resolution of the Board.~~

EXHIBIT “A”

ISRAEL APPENDIX

DEFINITIONS

For purposes of this Annex and the Option Agreement, the following definitions shall apply:

(a)	“Affiliate” - any “employing corporation” within the meaning of Section 102(a) of the Ordinance.

(b)	“Approved 102 Option” - an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

(c)

“Capital Gain Option (CGO)” - an Approved 102 Option elected and designated by the Corporation to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

(d)	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

(e)	“Corporation” – Adira Energy Ltd.

(f)

“Employee” - a person who is employed by the Corporation or its Affiliates, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder, all as determined in Section 102 of the Ordinance.

(g)	“ITA” - the Israeli Tax Authorities.

(h)	“Non-Employee” - a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

(i)

“Ordinary Income Option (OIO)” - an Approved 102 Option elected and designated by the Corporation to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

(j)	“Plan” – The Corporation’s Stock Option Plan dated August 31, 2009.

(k)	“102 Option” - any Option granted to Employees pursuant to Section 102 of the Ordinance.

(l)	“3(i) Option” - an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non-Employee.

(m)	“Ordinance” - the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

(n)	“Section 102” - Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

~~A - 2-~~

(o)	“Trustee” - any individual appointed by the Corporation to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

(p)	“Unapproved 102 Option” - an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

For the avoidance of any doubt, it is hereby clarified that any capitalized terms not specifically defined in this Annex shall be construed according to the interpretation given to it in the Plan.

~~A - 3-~~

1. GENERAL

1.1. This Annex (the: “Annex”) shall apply only to Optionees who are residents of the state of Israel at the date of grant or those who are deemed to be residents of the state of Israel for the payment of tax at the date of grant. The provisions specified hereunder shall form an integral part of the Plan, which applies to the issuance of options to purchase Shares of the Corporation. According to the Plan, options to purchase the Corporation’s Shares may be issued to employees, directors, consultants and service provides of the Corporation or its affiliates.

1.2 This Annex is effective with respect to Options granted following Amendment no. 132 of the Ordinance, which entered into force on January 1, 2003.

1.3 This Annex is to be read as a continuation of the Plan and only modifies options granted to Israeli Optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as specified herein), as may be amended or replaced from time to time. For the avoidance of doubt, this Annex does not add to or modify the Plan in respect of any other category of Optionees.

1.4 The Plan and this Annex are complimentary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Annex and the Plan, the provisions set out in the Annex shall prevail.

2. ISSUANCE OF OPTIONS

2.1 The persons eligible for participation in the Plan as Optionees shall include any Employees and/or Non-Employees of the Corporation or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Options.

2.2 The Corporation may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

2.3 The grant of Approved 102 Options shall be made under this Annex adopted by the Board, and shall be conditioned upon the approval of this Annex by the ITA.

2.4 Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary Income Options (“OIOs”).

2.5 No Approved 102 Options may be granted under this Annex to any eligible Employee, unless and until, the Corporation’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the: “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of an Approved 102 Option under this Annex and shall remain in effect at least until the end of the year following the year during which the Corporation first granted Approved 102 Options. The Election shall obligate the Corporation to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Corporation from granting Unapproved 102 Options simultaneously.

2.6 All Approved 102 Options must be held in trust by a Trustee, as described in Section 3 below.

~~A - 4-~~

2.7 For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

3. TRUSTEE

3.1 Approved 102 Options which shall be granted under this Annex and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the: “Holding Period”). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

3.2 Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

3.3 With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, a Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

3.4 Upon receipt of Approved 102 Option, the Optionee will sign an undertaking in which he or she will give his or her consent to the grant of the Option under Section 102, and will undertake to comply with the terms of Section 102 and the trust agreement between the Corporation and the Trustee.

4. THE OPTIONS

The terms and conditions, upon which the Options shall be issued and exercised, shall be as specified in the Option Agreement to be executed pursuant to the Plan and to this Annex. Each Option Agreement shall state, inter alia, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the vesting provisions and the Exercise Price.

5. FAIR MARKET VALUE

Without derogating from the definition of “Fair Market Value” enclosed in Section 2.1(w) of the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Corporation’s shares are listed on any established stock exchange or a national market system or if the Corporation’s shares will be registered for trading within ninety (90) days following the date of grant of the CGOs, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Corporation’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

6. EXERCISE OF OPTIONS

~~A - 5-~~

Options shall be exercised and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the in accordance with the provisions of Section 4.6 of the Plan.

7. ASSIGNABILITY AND SALE OF OPTIONS

7.1 Notwithstanding Section 4.7 of the Plan and any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

32. 7.2 As long as Options or Shares purchased pursuant to thereto are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

7.3 Notwithstanding Section 4.7 of the Plan and in addition thereto, any Notice of Transfer shall be, when applicable, in accordance with the provisions and requirements of Section 102.

8. INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S PERMIT

8.1 With regards to Approved 102 Options, the provisions of the Plan and/or the Annex and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Annex and of the Option Agreement.

8.2 Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Annex or the Option Agreement, shall be considered binding upon the Corporation and the Optionees.

9. DIVIDEND

Subject to the Corporation’s incorporation documents, with respect to all Shares (but excluding, for avoidance of any doubt, any unexercised options) allocated or issued upon the exercise of Options and held by the Optionee or by the Trustee as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such shares, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102

10. TAX CONSEQUENCES

10.1 Notwithstanding Section 5.5 of the Plan and in addition thereto, any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Corporation, and/or its Affiliates, and the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Corporation and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Corporation and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

~~A - 6-~~

10.2 The Corporation and/or, when applicable, the Trustee shall not be required to release any share certificate to an Optionee until all required payments have been fully made.

10.3 With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Corporation or any Affiliate, the Optionee shall extend to the Corporation and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11. GOVERNING LAW & JURISDICTION

This Annex shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Toronto, Ontario shall have sole jurisdiction in any matters pertaining to this Annex.

~~A - 7-~~

EXHIBIT “B”

OPTION AGREEMENT

Optionee: __________________________________________________________________________
____________________________________________________________________(name)

~~(Name)~~

_______________________________________________________

_______________________________________________________

_______________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

____________________________________________________________________(Address)

Grant:
Maximum Number of Shares

Option Exercise Price:	$___________________per Share

Date of Grant:	~~, 20~~ ___________________, 20___

Expiry Date:	~~, 20~~ ___________________, 20___

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1
2
3
4

This Option Agreement is made under and is subject in all respects to the Stock Option Plan dated August 31, 2009 (as may be supplemented and amended from time to time) (the “Plan”) of Adira Energy ~~Ltd. (formerly AMG Oil~~ Ltd.~~)~~ (the “Corporation”), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan as if the Plan was set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

~~A - 8-~~

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price. All undefined terms contained herein shall have the definitions provided in the Plan.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all Persons including the Corporation or Affiliated Corporation, as the case may be, and the Optionee; and (b) the grant of the Option does not affect in any way the right of the Corporation or any Affiliated Corporation to terminate the services and/or employment of the Optionee.

This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Option Agreement is not effective until countersigned by the Corporation and accepted by the Optionee.

Dated: __________________, 20 __

ADIRA ENERGY LTD.

By:

Name:

Title:

Authorized Signing Officer

I have read the foregoing Option Agreement and hereby accept the Option to purchase Shares in accordance with and subject to the terms and conditions of such Option Agreement and the Plan. I understand that I may review the complete Plan by contacting the Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the option.

Accepted: _____________________, 20 ____

____________________________________

Signature of Optionee

~~A - 9-~~

EXHIBIT “C”

ISRAELI OPTION AGREEMENT

Optionee:

(Name)

(Address)

Grant:

Maximum Number of Shares

Designation:	-	[ ] Approved 102 Option:
[ ] Capital Gain Option (CGO) ;or

[ ] Ordinary Income Option (OIO)
	-	[ ] Unapproved 102 Option
	-	[ ] 3(i) Option

Option Exercise Price: $ ______________________per Share

Date of Grant: _____________________________________________, 20_______

Expiry Date: _______________________________________________________________, 20_______

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1
2 3
4

This Option Agreement is made under and is subject in all respects to the Stock Option Plan dated August 31, 2009 (as may be supplemented and amended from time to time) (the “Plan”) of Adira Energy Ltd. (the “Corporation”), and the Israeli Annex (the “Israeli Annex”) deemed to be incorporated in and to be part of this Option Agreement.

~~A - 10-~~

The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan and Israeli Annex as if the Plan and Israeli Annex were set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan and Israeli Annex, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan and Israeli Annex, to purchase up to but not more than the maximum number of Shares set out above at the Option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price. All undefined terms contained herein shall have the definitions provided in the Plan and/or the Israeli Annex.

The Optionee accepts and agrees that with respect to any Approved 102 Option granted, subject to the provisions of Section 102 of the Ordinance, he/she shall not sell or release from trust any Share received by him/her upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, the Optionee is aware that if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance shall apply to him/her and shall be borne by him/her.

With respect to Approved 102 Options, the Optionee hereby acknowledges that he/she is familiar with the provisions of Section 102 of the Ordinance, including without limitations the type of Option granted to him/her hereunder and the tax implications applicable to such grant. The Optionee accepts the provisions of the trust agreement signed between the Corporation and the Trustee, attached as Exhibit A hereto, and agree to be bound by its terms.

Should any Unapproved 102 Option be granted to the Optionee, the Optionee hereby agrees that should he/she ceases to be employed by the Corporation or any Affiliated Corporation, he/she shall extend to the Corporation and/or its Affiliated Corporation a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance.

By signing this Option Agreement the Optionee is aware and agrees that any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Corporation and/or its Affiliated Corporations, the Trustee or the Optonee), hereunder, shall be borne solely by the Optionee. The Corporation and/or its Affiliated Corporations and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee hereby accepts to indemnify the Corporation and/or its Affiliated Corporations and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

The Optionee will not be entitled to receive from the Corporation and/or the Trustee any Shares allocated or issued upon the exercise of the Options prior to the full payments of the Optionee's tax liabilities arising from Options which were granted and/or Shares issued upon the exercise of Options. For the avoidance of doubt, neither the Corporation nor the Trustee shall be required to release any share certificate to the Optionee until all payments required to be made by the Optionee have been fully satisfied.

~~A - 11-~~

Please note that the receipt of the Options and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. THE OPTIONEE IS ADVISED TO CONSULT A TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan and/or the Israeli Annex, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all Persons including the Corporation or Affiliated Corporation, as the case may be, and the Optionee; and (b) the grant of the Option does not affect in any way the right of the Corporation or any Affiliated Corporation to terminate the services and/or employment of the Optionee.

This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Option Agreement is not effective until countersigned by the Corporation and accepted by the Optionee.

Dated:___________________________ , 20______

ADIRA ENERGY LTD.

By:
Name:
Title:
Authorized Signing Officer

I have read the foregoing Option Agreement and hereby accept the Option to purchase Shares in accordance with and subject to the terms and conditions of such Option Agreement, the Plan and the Israeli Annex. I understand that I may review the complete Plan by contacting the Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the option.

_______________________________________________________
Signature of Optionee

EXHIBIT “D”

NOTICE OF EXERCISE

To Exercise the Option, Complete and Return this Form

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of Adira Energy Ltd. ~~(formerly AMG Oil Ltd.)~~, dated August 31, 2009 (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:	____________________

(b)	Option Exercise Price per Share:	$____________________

(c)	Aggregate Purchase Price

	[ (a) multiplied by (b) ]:	~~$~~ $____________________

and hereby tenders a certified cheque or bank draft for such aggregate Exercise Price, and directs such Shares to be issued and registered in the name of the undersigned, all subject to and in accordance with the Plan. Unless otherwise defined herein, any capitalized terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: _______________, 20___

)

~~)~~

)

)___________________________

) Name of Optionee

)

)

__________________________________________) _________________________________________

__________________________________________) _________________________________________

Witness to the Signature of:	) Signature of Optionee

___________________________

_____________________

Address of Optionee

EXHIBIT “E”

NOTICE OF TRANSFER

To Request Permission to Transfer an Option, Complete and Return This Form Along with the Original Option Agreement

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of Adira Energy Ltd. ~~(formerly AMG Oil Ltd.)~~, dated August 31, 2009 (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably requests permission to transfer the Option evidenced by the attached Option Agreement to the undersigned Person(s), each of whom the Optionee hereby certifies is an Eligible Transferee in accordance with Sections 4.5 and 4.8 of the Plan:

Direction as to Registration:

________________________

Name of Registered Holder(s)

________________________

________________________
Address of Registered Holder(s)

The undersigned Optionee hereby directs such Option(s) to be registered in the name(s) of such Eligible Transferee(s). Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated:	____________________, 20___
)
)
)
)
)
	Witness to the Signature of:	) Name of Optionee

APPENDIX “B”

CHANGE IN AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

TO:	MSCM LLP

AND TO:	SMYTHE RATCLIFFE LLP

TAKE NOTICE THAT Adira Energy Ltd. (the “Corporation”) has accepted the resignation of Smythe Ratcliffe LLP as auditors of the Corporation and that the audit committee of the Corporation has resolved to appoint MSCM LLP as successor auditors in their place.

TAKE FURTHER NOTICE THAT:

(a)	Smythe Ratcliffe LLP resigned as auditors of the Corporation effective July 13, 2010, at the request of the Corporation;

(b)

there have been no reservations contained in the auditors’ reports on the annual financial statements of the Corporation for the two most recently completed fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(c)	the Corporation’s audit committee has considered and approved both the acceptance of the resignation of Smythe Ratcliffe LLP and the appointment of MSCM LLP as successor auditor; and

(d)

in the opinion of the Corporation, no reportable events (within the meaning of National Instrument 51-102) occurred in connection with the audits of the two most recently completed fiscal years of the Corporation and or any period subsequent to the most recently completed period for which an audit report was issued.

DATED the 29th day of July, 2010.

ADIRA ENERGY LTD.

“Alan Rootenberg”_______
Alan Rootenberg
Chief Financial Officer
Authorized Signing Officer

B-2

MSCM LLP

Accountants & Advisors for a Complex World®

July 29, 2010

British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Adira Energy Ltd. (the "Corporation") – Notice of Change of Auditor

We hereby advise that we have read the Notice of Change of Auditor of the Corporation dated July 29, 2010 and that we agree with each statement contained therein.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours very truly,

MSCM LLP

David Danziger

cc: Alan Friedman, Adira Energy Ltd.

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

B-3

APPENDIX “C”

NOTICE OF CHANGE OF AUDITOR

TO:	KOST FORER GABBAY AND KASIERER, MEMBER FIRM OF ERNST AND
YOUNG GLOBAL

AND TO:	MSCM LLP

TAKE NOTICE THAT Adira Energy Ltd. (the “Corporation”) has accepted the resignation of MSCM LLP as auditors of the Corporation and that the audit committee of the Corporation has resolved to appoint Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global, as successor auditors in their place.

TAKE FURTHER NOTICE THAT:

(a)	MSCM LLP resigned as auditors of the Corporation effective March 9, 2011, at the request of the Corporation;

(b)

there have been no reservations contained in the auditors’ reports on the annual financial statements of the Corporation for the two most recently completed fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(c)

the Corporation’s audit committee has considered and approved both the acceptance of the resignation of MSCM LLP and the appointment of Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global, as successor auditor; and

(d)

in the opinion of the Corporation, no reportable events (within the meaning of National Instrument 51-102) occurred in connection with the audits of the two most recently completed fiscal years of the Corporation and or any period subsequent to the most recently completed period for which an audit report was issued.

DATED the 9th day of March, 2011.

ADIRA ENERGY LTD.

“Gadi Levin”
Gadi Levin
Chief Financial Officer
Authorized Signing Officer

MSCM LLP
Accountants & Advisors for a Complex World®

March 10, 2010

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Adira Energy Ltd. (the "Corporation") – Notice of Change of Auditor

As required by Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated March 9, 2011 (the "Notice"). We confirm that based on our knowledge of such information at this time, we are in agreement with the statements contained in the Notice as they related to us.

Yours very truly,

MSCM LLP

MSCM LLP
Chartered Accountants

cc: Gadi Levin, Adira Energy Ltd.

701 Evans Avenue, 8th Floor, Toronto ON M9C 1A3, Canada T (416) 626-6000 F (416) 626-8650 MSCM.CA

C-2

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel
Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com/il

March 10, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Adira Energy Ltd. (the "Corporation") – Notice of Change of Auditor

We hereby advise that we have read the Notice of Change of Auditor of the Corporation dated March 9, 2011 and that we agree with each statement contained therein.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours very truly,

Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER,

A MEMBER OF ERNST & YOUNG GLOBAL

March 10, 2011

cc: Gadi Levin, Adira Energy Ltd.

Document2

A member firm of Ernst & Young Global Limited

APPENDIX D;

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     A summary of the Corporation’s corporate governance initiatives in relation to the new guidelines for effective corporate governance for venture issuers pursuant to NI 58-101 and National Policy 58-201 -

Corporate Governance Guidelines is set out below.

Independence of Directors for the Purpose of NI 58-101

From October 1, 2009 to July 22, 2010

     The Board determined that one out of six of the Directors were independent for the purpose of NI 58-101, being Dennis Bennie.

     The Board determined that four out of six of the Directors were not considered independent for the purpose of NI 58-101. The non-independent Directors for fiscal 2010, prior to July 22, 2010, were Alan Friedman, Colin Kinley, Daniel Bloch, Ilan Diamond, Glen Perry, by virtue of being executive officers of the Corporation.

July 23, 2010 to September 30, 2010

     The Board determined that two out of six of the Directors were independent for the purpose of NI 58-101. The independent Director for the financial year ended September 30, 2009 were Dennis Bennie and Daniel Bloch.

     The Board determined that four out of six of the Directors were not considered independent for the purpose of NI 58-101. The non-independent Directors for fiscal 2010, as at September 30, 2010, were Ilan Diamond, by virtue of Mr. Diamond being Chief Executive Officer of the Corporation, Alan Friedman, by virtue of being the Executive Vice-President of the Corporation, Colin Kinley, by virtue of being President and Chief Operating Officer and Glen Perry, by virtue of being Vice-President of Operations.

Other Directorships

     In addition to serving as a Director, the following Directors are also directors of the reporting issuers or equivalent as set out beside such Directors name:

1.	Alan Friedman:	Auryx Gold Corp., Tawsho Mining Inc.
2.	Yael Reznik-Cramer:	BackWeb Technologies Ltd. (OTCBB)

Orientation and Continuing Education

     The Board is responsible for the orientation and education of new recruits to the Board and it has adopted an education and orientation program which ensures that all new Directors will receive an orientation binder consisting of, among other things, all Directors’ Committee Mandates, copies of the Corporation’s Disclosure Policy and a copy of the Corporation’s other policies.

D-2

     Prior to joining the Board, each new Director will meet with the Chairman, the Chief Executive Officer and the Chief Financial Officer of the Corporation. Each such officer shall be responsible for outlining the business and prospects of the Corporation, both positive and negative, with a view to ensuring that the new Director is properly informed to commence his or her duties as a Director. Each new Director will also be given the opportunity to meet with the auditors and counsel to the Corporation. As part of the annual board assessment process the Board determines whether any additional education and training is required for Directors.

Ethical Business Conduct

     The Directors have also adopted a Code of Business Conduct (the “Code”) applicable to all employees and officers of the Corporation and all Directors to highlight key issues and identify resources available to them in order to assist them in reaching appropriate decisions. A copy of the Code may be obtained on written request addressed to the Chief Executive Officer of the Corporation. The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code.

     The Corporation is also in the process of putting together a corporate governance manual, to further assist its executives in fulfilling their day to day tasks in an ethical and responsible way.

Nomination of Directors

     The Board is responsible for, among other things, identifying suitable candidates to be recommended for election to the Board by Shareholders or appointment by the Directors, subject to the limits in the Corporation’s articles and the Canada Business Corporations Act. One of the objectives of the Board with respect to the nomination is to maintain the composition of the Directors in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Corporation.

     The Board is to conduct an annual review and assessment of the performance of the Chairman and Chief Executive Officer and the other senior executive officers of the Corporation.

     The Board is responsible for regularly reviewing and recommended for the financial year ended September 30, 2010 succession plans for the senior executives. The Board also reviews and monitors the executive development programs of the Corporation and the long-range plans and personnel policies for recruiting, developing and motivating executives of the Corporation. The Board has reviewed and approved the qualifications of each of the Board nominees standing for election.

Chief Executive Officer and Director Compensation

     The Compensation Committee was established in July of 2010 and is responsible for conducting an annual review of the performance of the Corporation and the Chief Executive Officer as measured against objectives established in the prior year by the Compensation Committee and the Chief Executive Officer and approved by the Board. The results of this annual review are to be communicated to the Board who then makes an evaluation of the overall performance of the Corporation and the CEO. This performance evaluation is communicated to the CEO by the Chair and the Chair of the Compensation Committee. The evaluation is to be used by the Compensation Committee in its deliberations concerning the CEO’s annual compensation. The evaluation of performance against objectives forms part of the determination of the entire compensation of senior employees. The Compensation Committee is also responsible for reviewing the compensation of the outside Directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable organizations.

D-3

Assessments

     The Board is responsible to make an annual assessment of the overall performance of the Directors as a group and to report its findings to the full Board. A questionnaire has been drafted to be utilized as part of this process. The assessment examines the effectiveness of the Directors as a whole and specifically reviews areas that the Directors and/or Management believe could be improved to ensure the continued effectiveness of the Directors in the execution of their responsibilities.

APPENDIX “E”

AUDIT COMMITTEE CHARTER

ADIRA ENERGY LTD. (the “Corporation”)

(Implemented pursuant to National Instrument 52-110 (the “Instrument”))

     The current version of the Instrument, which relates to the composition and function of audit committees, was implemented for British Columbia reporting issuers effective March 17, 2008, and, accordingly, applies to every reporting issuer in British Columbia, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.

     This audit committee charter has been adopted by the board of directors of the Corporation in order to comply with the Instrument and to define the role of the Corporation’s audit committee in relation to the oversight of the financial reporting processes of the Corporation. Nothing in this audit committee charter is intended to restrict the ability of the board of directors or the audit committee of the Corporation to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

Committee Role

The committee’s role is to act on behalf of the board of directors and oversee all material aspects of the company’s reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the board. The audit committee’s role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on company processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the committee responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and, (6) funding for the outside auditor and any outside advisors engagement by the audit committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

Committee Membership

The committee shall consist solely of independent directors (as such term is defined by Securities law) as appointed by the board of directors from time to time. The committee shall have access to its own counsel and other advisors at the committee’s sole discretion.

Committee Operating Principles

The committee shall fulfill its responsibilities within the context of the following overriding principles:

(1) Communications - The chairperson and others on the committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the committee’s knowledge of relevant current and prospective business issues.

(2) Committee Education/Orientation - The committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the company. Additionally, individual committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which the company operates.

(3) Annual Plan - The committee, with input from management and other key committee advisors, shall develop an annual plan responsive to the “primary committee responsibilities” detailed herein. The annual plan shall be reviewed and approved by the full board.

(4) Meeting Agenda - Committee meeting agendas shall be the responsibility of the committee chairperson, with input from committee members. It is expected that the chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

(5) Committee Expectations and Information Needs - The committee shall communicate committee expectations and the nature, timing, and extent of committee information needs to management, internal audit, and external parties, including external auditors. Written materials. including key performance indicators and measures related to key business and financial risks, shall be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume board members have reviewed written materials in sufficient depth to participate in committee/board dialogue. (6) External Resources -The committee shall be authorized to access internal and external resources, as the committee requires, to carry out its responsibilities.

(7) Committee Meeting Attendees - The committee shall request members of management, counsel, internal audit, and external auditors, as applicable, to participate in committee meetings, as necessary, to carry out the committee responsibilities. Periodically and at least annually, the committee shall meet in private session with only the committee members. It shall be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the audit committee or committee chairperson with or without management attendance. In any case, the committee shall meet in executive session separately with internal and external auditors, at least annually.

(8) Reporting to the Board of Directors - The committee, through the committee chairperson, shall report periodically, as deemed necessary, but at least semi-annually, to the full board. In addition, summarized minutes from committee meetings, separately identifying monitoring activities from approvals, shall be available to each board member at least one week prior to the subsequent board of directors meeting.

(9) Committee Self Assessment - The committee shall review, discuss, and assess its own performance as well as the committee role and responsibilities, seeking input from senior management, the full board, and others. Changes in role and/or responsibilities, if any, shall be recommended to the full board for approval.

Meeting Frequency

The committee shall meet at least once per year, as necessary. Additional meetings shall be scheduled as considered necessary by the committee or chairperson,

Reporting to Shareholders

The committee shall make available to shareholders a summary report on the scope of its activities. This may be identical to the report that appears in the company’s annual Form 10-KSB.

Committee’s Relationship with External and Internal Auditors

(1) The external auditors, in their capacity as independent public accountants, shall be responsible to the board of directors and the audit committee as representatives of the shareholders.

(2) As the external auditors review financial reports, they will be reporting to the audit committee. They shall report all relevant issues to the committee responsive to agreed-on committee expectations. In executing its oversight role, the board or committee should review the work of external auditors.

(3) The committee shall annually review the performance (effectiveness, objectivity, and independence) of the external and internal auditors. The committee shall ensure receipt of a formal written statement from the external auditors consistent with standards set by the Independent Standards Board and the Securities and Exchange Commission. Additionally, the committee shall discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the committee is not satisfied with the auditors’ assurances of independence, it shall take or recommend to the full board appropriate action to ensure the independence of the external auditor.

(4) The internal audit function shall be responsible to the board of directors through the committee.

(5) If either the internal or the external auditors identify significant issues relative to the overall board responsibility that have been communicated to management but, in their judgment, have not been adequately addressed, they should communicate these issues to the committee chairperson.

(6) Changes in the directors of internal audit or corporate compliance shall be subject to committee approval.

Primary Committee Responsibilities

Monitor Financial Reporting and Risk Control Related Matters

The committee should review and assess:

(1) Risk Management - The company’s business risk management process, including the adequacy of the company’s overall control environment and controls in selected areas representing significant financial and business risk.

(2) Annual Reports and Other Major Regulatory Filings - All major financial reports in advance of filings or distribution.

(3) Internal Controls and Regulatory Compliance - The company’s system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations, and noncompliance with the corporate code of conduct.

(4) Internal Audit Responsibilities - The annual audit plan and the process used to develop the plan. Status of activities, significant findings, recommendations, and management’s response

(5) Regulatory Examinations - SEC inquiries and the results of examinations by other regulatory authorities in terms of important findings, recommendations, and management’s response.

(6) External Audit Responsibilities - Auditor independence and the overall scope and focus of the annual/interim audit, including the scope and level of involvement with unaudited quarterly or other interim-period information.

(7) Financial Reporting and Controls - Key financial statement issues and risks, their impact or potential effect on reported financial information, the processes used by management to address such matters, related auditor views, and the basis for audit conclusions. Important conclusions on interim and/or year-end audit work in advance of the public release of financials.

(8) Auditor Recommendations - Important internal and external auditor recommendations on financial reporting, controls, other matters, and management’s response. The views of management and auditors on the overall quality of annual and interim financial reporting.

The committee should review, assess, and approve:

(1) The code of ethical conduct,

(2) Changes in important accounting principles and the application thereof in both interim in and annual financial reports.

(3) Significant conflicts of interest and related-party transactions.

(4) External auditor performance and changes in external audit firm (subject to ratification by the full board).

(5) Internal auditor performance and changes in internal audit leadership and/or key financial management.

(6) Procedures for whistle blowers.

(7) Pre-approve allowable services to be provided by the auditor.

(8) Retention of complaints.